SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            March 11, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

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NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl


                                                         FOR IMMEDIATE RELEASE



                         CRISTALERIAS DE CHILE ANNOUNCES
                             SUPREME COURT JUDGMENT



Santiago, Chile (March 10, 2005) - Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

On January 2004, the Company informed the SVS (Chilean Securities and Insurance Commission) that the subsidiary Cristalchile Comunicaciones S.A. -owner of 50% of Metropolis Intercom S.A.- had reached a preliminary agreement with Liberty Media -indirect owner of 50% of Metropolis Intercom S.A. as well as a majority stakeholder of VTR S.A.- to merge Metropolis Intercom S.A. and VTR S.A.

If the referred agreement were to materialize, Cristalchile Comunicaciones S.A. would be entitled to 20% of the shares and to nominate 1 out of a total of 5 Directors of the merged company.

The agreement reached was subject to various conditions, the approval of the Tribunal de Defensa de la Libre Competencia (TDLC - Chilean Antitrust Commission) among others, which on October 25, 2004 authorized the merger, subject to certain conditions. This judgment was appealed before the Corte Suprema (Chilean Supreme Court).

Today the TDLC rejected unanimously the appeal that was presented.

With this judgment one of the most important conditions to proceed with the referred merger has been met and the successive agreements and stages of the merger process will continue to be worked on. Financial effects on Cristalerias de Chile S.A. cannot be quantified for the moment.


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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  March 11, 2005